SCHEDULE 13D/A

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

6/28/18

1.	NAME OF REPORTING PERSON
Bulldog Investors, LLC

2.	CHECK THE BOX IF MEMBER OF A GROUP	a[ ]
b[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

7.	SOLE VOTING POWER
1,114,066

8.	SHARED VOTING POWER
874,550

9.	SOLE DISPOSITIVE POWER
1,114,066

10.	SHARED DISPOSITIVE POWER
874,550

11.	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,988,616 (Footnote 1)

12.	CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY ROW 11

15.38%

14.	TYPE OF REPORTING PERSON

IA

1.	NAME OF REPORTING PERSON
Bulldog Investors Group of Funds

2.	CHECK THE BOX IF MEMBER OF A GROUP	a[x]
b[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

7.	SOLE VOTING POWER
1,114,066

8.	SHARED VOTING POWER
0

9.	SOLE DISPOSITIVE POWER
1,114,066

10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,114,066 (Footnote 1)

12.	CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY ROW 11
8.62%

14.	TYPE OF REPORTING PERSON

IC

1.	NAME OF REPORTING PERSON
Phillip Goldstein

2.	CHECK THE BOX IF MEMBER OF A GROUP	a[x]
b[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7.	SOLE VOTING POWER
1,114,066

8.	SHARED VOTING POWER
874,550

9.	SOLE DISPOSITIVE POWER
1,114,066

10.	SHARED DISPOSITIVE POWER
874,550

11.	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,988,616 (Footnote 1)

12.	CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY ROW 11

15.38%

14.	TYPE OF REPORTING PERSON

IN

1.	NAME OF REPORTING PERSON
Andrew Dakos

2.	CHECK THE BOX IF MEMBER OF A GROUP	a[x]
b[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7.	SOLE VOTING POWER
1,114,066

8.	SHARED VOTING POWER
874,550

9.	SOLE DISPOSITIVE POWER
1,114,066

10.	SHARED DISPOSITIVE POWER
874,550

11.	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,988,616 (Footnote 1)

12.	CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY ROW 11

15.38%

14.	TYPE OF REPORTING PERSON

IN

1.	NAME OF REPORTING PERSON
Steven Samuels

2.	CHECK THE BOX IF MEMBER OF A GROUP	a[x]
b[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7.	SOLE VOTING POWER
1,114,066

8.	SHARED VOTING POWER
874,550

9.	SOLE DISPOSITIVE POWER
1,114,066

10.	SHARED DISPOSITIVE POWER
874,550

11.	AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,988,616 (Footnote 1)

12.	CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[ ]

13.	PERCENT OF CLASS REPRESENTED BY ROW 11

15.38%

14.	TYPE OF REPORTING PERSON

IN

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #5 to the schedule 13d filed February 3, 2017. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. REASON FOR TRANSACTION

See Exhibit A - Settlement Agreement

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As per the N-CSRS filed on April 26, 2018 there were 12,930,356 shares of common stock outstanding as of February 28,2018. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor. As of June 28, 2018, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,988,616 shares of PCF (representing 15.38% of PCF's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 1,988,616 shares of PCF include 1,114,066 shares (representing 8.62% of PCF's outstanding shares) that are beneficially owned by Messrs. Goldstein, Dakos, and Samuels, and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Ltd., Opportunity Income Plus, Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Messrs. Goldstein, Dakos, and Samuels and the Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,988,616 shares of PCF beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 874,550 shares (representing 6.76% of PCF's outstanding shares).

(b) Bulldog Investors,LLC has sole power to dispose of and vote 1,114,066 shares. Bulldog Investors, LLC has shared power to dispose of and vote 874,550 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of PCF's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.

c) During the last 60 days no shares of PCF were traded.

d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Exhibit A - Settlement Agreement

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	6/29/18

By:	/S/ Phillip Goldstein
Name:	Phillip Goldstein

By:	/S/ Andrew Dakos
Name:	Andrew Dakos

By:	/S/ Steven Samuels
Name:	Steven Samuels

Bulldog Investors, LLC
By:	/s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.